FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

OTHER NEWS

Subject- Obtaining consent of equity shareholders for passing resolutions by way of Postal Ballot.

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

In terms of the provisions of Section 110 of the Companies Act, 2013 and related rules, the consent of equity shareholders is being sought for passing the following Resolutions by way of Postal Ballot:

1.	Ordinary Resolution for sub-division of 1 (one) Equity Share of Rs.10/- each into 5 (five) Equity Shares of Rs. 2/- each.
2.	Ordinary Resolution for amendment to Clause V of the Memorandum of Association of the Company.
3.	Special Resolution for amendment to Clause 5(a) of the Articles of Association of the Company.

Please find enclosed a copy of the postal ballot notice and postal ballot form being sent to equity shareholders of the Bank.

Table of Contents

Item

1.	Postal Ballot Notice sent to equity shareholders
2.	Postal Ballot Form sent to equity shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date:	October 8, 2014
For ICICI Bank Limited
By:
			Name :	/s/Mr. Shanthi Venkatesan
			Title :	Deputy General Manager

ICICI Bank Limited
CIN: L65190GJ1994PLC021012

Registered Office: Landmark, Race Course Circle, Vadodara 390 007, Phone: 0265-6722222, Fax : 0265-6722020

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Phone: 022-26538900, Fax:022-26531230
Website: www.icicibank.com, Email: investor@icicibank.com

POSTAL BALLOT NOTICE
(Notice pursuant to Section 110 of Companies Act, 2013)

Dear Member(s),

Notice is hereby given pursuant to the provisions of Section 110 of the Companies Act, 2013 (the Act) read with applicable rules of the Companies Act, 2013 (including any statutory modification or re-enactment thereof for the time being in force) and pursuant to other applicable laws and regulations, that the Resolutions appended below for sub-division of Equity Shares and consequential amendments to the Memorandum and Articles of Association are proposed to be passed by the Members through Postal Ballot/Electronic voting (e-voting).

The Board of Directors of the Bank has appointed Mr. Alwyn D’souza of Alwyn D’souza & Co., Practicing Company Secretaries as the Scrutinizer for conducting the Postal Ballot process in a fair and transparent manner. Members desiring to exercise their vote by Postal Ballot are requested to carefully read the instructions printed in the Postal Ballot Form and return the same duly completed in the enclosed self-addressed Business Reply Envelope. Postage will be borne and paid by the Bank. Postal Ballot Form(s), if sent by courier or by registered post/speed post at the expense of the Member(s) will also be accepted. The Postal Ballot Form(s) may also be deposited personally at the address given thereon. The duly completed Postal Ballot Form(s) should reach the Scrutinizer not later than 6:00 p.m. on November 17, 2014 to be eligible for being considered, failing which, it will be strictly treated as if no reply has been received from the Member.

Members desiring to opt for e-voting as per facilities arranged by the Bank are requested to read the instructions in the Notes under the section “Voting through electronic means”.

The Scrutinizer will submit his report to the Chairman or any other Director of the Company after the completion of the scrutiny of the postal ballots (including e-voting).The result of postal ballot shall be declared on November 20, 2014 and communicated to the Stock Exchanges and would also be displayed on the Bank’s website at www.icicibank.com.

Item No. 1

Sub-division of 1 (one) Equity Share of face value of Rs.10/- each into 5 (five) Equity Shares of Rs.2/- each.

To consider and, if thought fit, to pass, with or without modification(s), the following resolution, as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 61, 64 and other applicable provisions, if any, of the Companies Act, 2013, (including any statutory modification or re-enactment thereof for the time being in force) and in accordance with the provisions of the Memorandum and Articles of Association of the Bank and subject to such other approval(s), consent(s), permission(s) and sanction(s) as may be necessary from the concerned Statutory Authority(ies), including the Reserve Bank of India, each Equity Share of the Bank having a face value of Rs.10 each fully paid-up be sub-divided into 5 (Five) Equity Shares of the face value of Rs.2 each fully paid-up.

RESOLVED FURTHER that on sub-division, 5 (Five) Equity Shares of face value of Rs.2 each be allotted in lieu of existing 1 (one) Equity Share of Rs.10 each subject to the terms of the Memorandum and Articles of Association of the Bank and shall rank pari passu in all respects with the existing fully paid Equity Shares of Rs.10 each of the Bank and shall be entitled to participate in full in dividends to be declared after the sub-divided Equity Shares are allotted.

RESOLVED FURTHER that on sub-division of Equity Shares as aforesaid, the existing share certificate(s) in relation to the existing Equity Shares of the face value of Rs.10 each held in physical form shall be deemed to have been automatically cancelled and be of no effect on and from the Record date and the Bank may, without requiring the surrender of the existing share certificate(s), issue and dispatch the new share certificate(s) of the Bank in lieu of such existing share certificate(s) subject to the provisions of the Companies (Share Capital and Debentures) Rules, 2014 and in the case of Equity Shares held in the dematerialised form, the number of sub-divided Equity Shares be credited to the respective beneficiary accounts of the Members with the depository participants, in lieu of the existing credits representing the Equity Shares of the Bank before sub-division.

RESOLVED FURTHER that the Board of Directors of the Bank (which expression shall also include a Committee thereof) be and is hereby authorized to make appropriate adjustments due to the sub-division of Equity Shares as aforesaid, to stock options which have been granted to employees of the Bank under its Employee Stock Option Scheme pursuant to the Securities and Exchange Board of India (Employee Stock Options and Employee Stock Purchase Scheme) Guidelines, 1999 and any amendments thereto from time to time, such that the exercise price for all employee stock options which are outstanding as on the Record date (vested and unvested options including lapsed and forfeited options available for reissue) shall be proportionately adjusted and the number of stock options which are available for grant and those already granted but not exercised as on Record Date shall be appropriately adjusted.

RESOLVED FURTHER that subject to approval(s), consent(s), permission(s) and sanction(s) as may be necessary from the concerned Statutory Authority(ies) and Indian and Overseas Depositories the consent of the Bank be and is hereby accorded for registering additional American Depository Receipts (ADRs) with New York Stock Exchange/Securities Exchange Commission or such other statutory/regulatory authority(ies) as may be required to maintain the existing ratio of one ADR being equivalent to two Equity Shares post sub-division.

RESOLVED FURTHER that the Board of Directors of the Bank (which expression shall also include a Committee thereof) be authorised to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary or any other officer(s) of the Bank for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto, and to execute all deeds, applications, documents and writings that may be required, on behalf of the Bank and generally to do all acts, deeds, matters and things that may be necessary, proper, expedient or incidental for the purpose of giving effect to this resolution.

Item No. 2

Alteration of Capital Clause of Memorandum of Association

To consider and, if thought fit, to pass, with or without modification(s), the following resolution, as an Ordinary Resolution:

RESOLVED that subject to Section 13, 61 and other applicable provisions of the Companies Act, 2013 (including any statutory modification or re-enactment thereof for the time being in force) and subject to such other approval(s) from the concerned Statutory Authority(ies), including the Reserve Bank of India, Clause V of the Memorandum of Association of the Bank relating to Capital be substituted by the following Clause:

Clause V would be substituted as follows:

The authorised capital of the Company shall be Rs.1775,00,00,000 divided into 637,50,00,000 shares of Rs.2 each, 150,00,000 shares of Rs.100 each and 350 shares of Rs.1 crore each with rights, privileges and conditions attached thereto as are provided by the Articles of Association of the Company for the time being with power to increase or reclassify or alter the capital of the Company and to divide/consolidate the shares in the capital for the time being into several classes and face values and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights, privileges, conditions or restrictions, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company and the legislative provisions for the time being in force.

RESOLVED FURTHER that the Board of Directors of the Bank (which expression shall also include a Committee thereof) be authorised to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary or any other officer(s) of the Bank for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to do all acts, deeds, matters and things that may be necessary, proper, expedient or incidental for the purpose of giving effect to this resolution.

Item No. 3

Alteration of Articles of Association

To consider and, if thought fit, to pass, with or without modification(s), the following resolution, as a Special Resolution:

RESOLVED that subject to Section 14 and other applicable provisions of the Companies Act, 2013 (including any statutory modification or re-enactment thereof for the time being in force) and subject to such other approval(s) from the concerned Statutory Authority(ies), including the Reserve Bank of India, Article 5(a) of the Articles of Association of the Bank relating to Capital be substituted by the following Clause:

Article 5(a) would be substituted as follows:

The Authorised Capital of the Company is Rs.1775,00,00,000 divided into:

i.	637,50,00,000 Equity Shares of Rs.2 each.

ii.
150,00,000 shares of Rs.100 each which shall be of such class and with rights, privileges, conditions or restrictions as may be determined by the company in accordance with these presents and subject to the legislative provisions for the time being in that behalf, and

iii.	350 preference shares of Rs.1 crore each.

RESOLVED FURTHER that the Board of Directors of the Bank (which expression shall also include a Committee thereof) be authorised to take such steps as may be necessary including the delegation of all or any of its powers herein conferred to any Director(s), the Company Secretary or any other officer(s) of the Bank for obtaining approvals, statutory, contractual or otherwise, in relation to the above and to do all acts, deeds, matters and things that may be necessary, proper, expedient or incidental for the purpose of giving effect to this Resolution.

NOTES:

1.	The relevant Explanatory Statement pursuant to the provisions of Section 102(1) of the Companies Act, 2013 in respect of Item Nos. 1, 2 and 3 set out in the Notice is annexed hereto.
2.
The Postal Ballot Notice is being sent to the Members whose names appear on the Register of Members/List of Beneficial Owners as received from National Securities Depository Limited and Central Depository Services (India) Limited as on September 26, 2014. The Postal Ballot Notice is being sent to Members in electronic form to the email address registered with their Depository Participant (in case of electronic shareholding)/the Bank’s Registrar and Share Transfer Agents (in case of physical shareholding). In case of Members whose email id is not registered, physical copy of Postal Ballot Notice is being sent by permitted mode alongwith a postage pre-paid self addressed Business Reply Envelope.

3.	The Members whose name appear on the Register of Members/List of Beneficial Owners as on September 26, 2014 will be considered for the purpose of voting.
4.	Resolutions passed by the Members through Postal Ballot are deemed to have been passed as if the same have been passed at a General Meeting of the Members.
5.
The Members can opt for only one mode of voting, i.e., either by physical ballot or e-voting. In case Members cast their votes through both the modes, voting done by e-voting shall prevail and votes cast through physical postal ballot form will be treated as invalid.

6.
In case a Member is desirous of obtaining Postal Ballot Form in printed form or a duplicate, the Member may send an e-mail to investor@icicibank.com. The Registrar and Transfer Agent/Company shall forward the same along with postage pre-paid self addressed Business Reply envelope to the Member.

7.	Voting through electronic means:

In compliance with Clause 35B of the Listing Agreement and Section 108, 110 and other applicable provisions of the Companies Act, 2013 read with the related Rules, the Company is pleased to provide e-voting facility to all its Members, to enable them to cast their votes electronically instead of dispatching the physical Postal Ballot Form by post. The Bank has engaged the services of National Securities Depository Limited (NSDL) for the purpose of providing e-voting facility to all its Members.

a. The instructions for e-voting are as under:

i.	Members whose email addresses are registered with the Company/Depository Participant(s) will receive an email from NSDL informing the User-ID and Password.

1.
Open email and open PDF file viz; “ICICI Bank e-voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password.

2.	Launch internet browser by typing the following URL: https://www.evoting.nsdl.com.

3.	Click on Shareholder – Login.

4.	Enter the user ID and password as initial password noted in step (1) above. Click Login.

5.
Password change menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

6.	Home page of e-voting opens. Click on e-voting: Active Voting Cycles.

7.	Select “EVEN” (E Voting Event Number) of ICICI Bank Limited.

8.	Now you are ready for e-voting as Cast Vote page opens.

9.	Cast your vote by selecting appropriate option and click on “Submit” and also “Confirm” when prompted.

10.	Upon confirmation, the message “Vote cast successfully” will be displayed.

11.	Once you have voted on the resolution, you will not be allowed to modify your vote.

12.
Institutional Members (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/Authority letter etc. together with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer through e-mail to scrutinizericicibank@gmail.com or evoting@icicibank.com with a copy marked to evoting@nsdl.co.in.

ii.	For Members whose email IDs are not registered with the Company/Depository Participant(s) and who receive the physical postal ballot forms, the following instructions may be noted:

1.	Initial password is provided as below/at the bottom of the Postal Ballot Form: EVEN (E Voting Event Number) USER ID PASSWORD

2.	Please follow all steps from Sr. No. 1 to Sr. No. 12 of (i) above, to cast vote.

b.	In case of any queries, you may refer the Frequently Asked Questions (FAQs) for Members and e-voting user manual for Members available at the downloads section of www.evoting.nsdl.com.

c.
Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the 'Forgot Password' option available on the site to reset the password.

d.	If you are already registered with NSDL for e-voting then you can use your existing user ID and password for casting your vote.

e.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

f.
The e-voting period commences on October 18, 2014 (9:00 am) and ends on November 17, 2014 (6:00 pm). During this period Members of the Company, holding shares either in physical form or in dematerialised form, as on the relevant date (record date) of September 26, 2014, may cast their vote electronically. The e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

g.
The voting rights of Members shall be in proportion to their share of the paid-up equity share capital of the Company as on the relevant date (record date) of September 26, 2014 subject to the provisions of the Banking Regulation Act, 1949.

8.	All the material documents referred to in the Notice will be made available for inspection by the Members at the registered office of the Company during working hours on any working day.

By order of the Board of Directors

P. Sanker
Senior General Manager (Legal) &
Company Secretary

Mumbai, September 29, 2014

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item Nos. 1, 2 and 3

The Equity Shares of your Bank are listed and actively traded on the National Stock Exchange of India Limited and the Bombay Stock Exchange. With a view to encourage the participation of small investors by making Equity Shares of the Bank affordable, the Board of Directors at its Meeting held on September 9, 2014 considered and approved the sub-division of one Equity Share of the Bank having a face value of Rs.10 each into five Equity Shares of face value of Rs.2 each subject to approval of the Members and any other statutory and regulatory approvals, as applicable. The Record Date for the aforesaid sub-division of the Equity Shares will be fixed after approval of the Members is obtained.

The sub-division of Equity Shares would, inter alia, require appropriate adjustments with respect to all the stock options of the Bank under its Employee Stock Option Scheme pursuant to the Securities and Exchange Board of India (Employee Stock Options Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 and any amendments thereto from time to time, such that all the stock options outstanding as on record date (vested and unvested options including lapsed and forfeited options available for reissue) as well as stock options which are available for grant and those already granted but not exercised as on record date shall be proportionately converted into options for Equity Shares of face value of Rs.2 each and the grant price of all the outstanding stock options shall be proportionately adjusted by dividing the existing grant price by 5.

Further, the sub-division of Equity Shares would result in an increase in the number of ADRs in order to maintain the existing ratio of one ADR being equivalent to two Equity Shares.

Presently, the Authorised Share Capital of your Bank is Rs.1775 crores divided into:

i.	127,50,00,000 Equity Shares of Rs.10 each.

ii.
150,00,000 Shares of Rs.100 each which shall be of such class and with rights, privileges, conditions or restrictions as may be determined by the company in accordance with these presents and subject to the legislative provisions for the time being in that behalf, and

iii.	350 Preference Shares of Rs.1 crore each.

The sub-division as aforesaid would require consequential amendments to the existing Clause V of the Memorandum of Association and Article 5(a) of the Articles of Association of the Bank as set out in Item Nos. 2 and 3 of the Notice respectively to reflect the change in face value of each Equity Share from Rs.10 each to Rs.2 each.

The Directors recommend passing of the Resolutions at Item Nos. 1, 2 and 3 of the Notice.

No Director, Key Managerial Personnel and their relatives are in any way concerned or interested in the Resolution at Item Nos. 1, 2 and 3 of the Notice except to the extent of their shareholding and outstanding employee stock options in the Bank.

By order of the Board of Directors

P. Sanker
Senior General Manager (Legal) &
Company Secretary

Mumbai, September 29, 2014

Registered Office: Landmark, Race Course Circle, Vadodara 390 007, Phone:0265-6722222, Fax:0265-6722020
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051
Phone: 022-26538900, Fax: 022-26531230
CIN: L65190GJ1994PLC021012, website: www.icicibank.com, Email: investor@icicibank.com

POSTAL BALLOT FORM

1.	Name(s) of the Member(s) [including joint holder(s), if any] :

2.	Registered Address of the sole/first named Member :

3.	Folio No./DP ID*/Client ID* : (*applicable only to Members holding Equity Shares in dematerialised form)

4.	Number of Equity Share(s) held :

5.
I/We hereby exercise my/our vote(s) in respect of the following Resolution(s) to be passed through Postal Ballot for the business stated in the Postal Ballot Notice dated September 29, 2014, by conveying my/our assent or dissent to the said Resolution(s) by placing the tick (✓) mark at the appropriate box below:

Sr. No.	Description of Resolution	No. of Equity Shares	I/We assent to the Resolution (FOR)	I/We dissent to the Resolution (AGAINST)
1.	Ordinary Resolution for sub-division of 1 (one) Equity Share of Rs. 10/- each into 5 (five) EquityShares Rs. 2/-each
2.	Ordinary Resolution for amendment to Clause V of the Memorandum of Association of the Company
3.	Special Resolution for amendment to Clause 5(a) of the Articles of Association of the Company

Place:
Date:

#E-mail address:	Tel. No:
# To be provided by the Members holding Equity Shares in physical form. Members holding shares in electronic form who have not registered their email id with the depository participant (DP) may please update their email ids / contact number with their DP.
Signature of the Member

ELECTRONIC VOTING PARTICULARS

EVEN (E Voting Event Number)	USER ID	PASSWORD I PIN

Note : Please read the instructions given overleaf carefully before exercising your vote.

Instructions for filling Postal Ballot Form:

i.
Members desiring to exercise their vote by Postal Ballot should complete and sign this Postal Ballot Form and send it to the Scrutinizer, Mr.Alwyn D'Souza of Alwyn D'Souza & Co., Practicing Company Secretaries at 3i Infotech Limited, Tower No. 5, 3rd floor, International lnfotech Park, Vashi Railway Station Complex, Vashi, Navi Mumbai 400703 in the attached postage pre-paid self-addressed business reply envelope (BRE). Postage charges will be bome and paid by the Bank. Postal Ballot Form(s), if deposited in person or sent by courier or registered/ speed post at the expense of the Member will also be accepted.

ii.
This Form should be completed and signed by the Member (as per the specimen signature registered with the Bank/ Depository Participant). In case of joint holding, this Form should be completed and signed by the first named Member and in his/ her absence, by the next named Member.

iii.	Duly completed Postal Ballot Form should reach the Scrutinizer not later than 6:00 p.m.on November 17,2014. All Postal Ballot Forms received after this date will be considered invalid.

iv.
In case of Equity Shares held by companies, trusts, societies etc., the duly completed Postal Ballot Form should be accompanied by a certified copy of the relevant board resolution/ appropriate authorization with the specimen signature(s) of the authorised signatory(ies) duly certified/ attested.

v.
The Bank is also offering e-voting facility as an alternate, for all its Members to enable them to cast their votes electronically instead of using the Postal Ballot Form. The detailed procedure for a-Voting has been enumerated in the Notes to the Postal Ballot Notice dated September 29, 2014.

vi.	There will be only one Postal Ballot Form/e-voting for every Folio/Client ld irrespective of the number of joint holder(s). Voting rights in the Postal Ballot/e-voting cannot be exercised by a proxy.

vii.
Members are requested not to send any other paper along with the Postal Ballot Form in the enclosed postage pre-paid self addressed business reply envelope, as all such envelopes will be sent to the Scrutinizer and any extraneous paper found in such envelope would not be considered and would be destroyed by the Scrutinizer.

viii.
The voting rights of the Members shall be in proportion to their Equity Shares in the total paid-up Equity Share capital of the Bank as on September 26, 2014 subject to the provisions of the Banking Regulation Act, 1949.

ix.	The consent must be accorded by recording the assent in the column ‘FOR’ or dissent in the column ‘AGAINST’ by placing a tick mark (✓) in the appropriate column in the Postal Ballot Form.

x.	Incomplete, unsigned or incorrect Postal Ballot Forms will be rejected. The Scrutinizer’s decision on the validity of a Postal Ballot will be final and binding.

xi.
Members can opt for only one mode of voting i.e. either by postal ballot or through e-voting. In case you are opting for voting by postal ballot, then please do not cast your vote by e-voting and vice versa. In case Members cast their votes both by postal ballot and e-voting, the votes cast through e-voting shall prevail and the votes cast through postal ballot form shall be considered invalid.